UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2022

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Trillion Energy International Inc. (the “Company”) is furnishing this Form 6-K to report the filing of its short form prospectus qualifying the distribution of up to 64,516,000 units of the Company. Each Unit consists of one common share in the capital of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to purchase one common share in the capital of the Company (a “Warrant Share”) at an exercise price of $0.50 per Warrant Share for a period of 36 months following the Closing Date.

Exhibits:

99.1	SHORT FORM PROSPECTUS

99.2	news release dated june 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.
(Registrant)

Date: June 29, 2022	By:	/s/ David Thompson
David Thompson
Chief Financial Officer